Noel M. Gruber 1250 24th Street NW, Suite 700 Washington, DC 20037 ngruber@buckleysandler.com 202.349.8043

October 20, 2010

VIA EDGAR

Ms. Brittany Ebbertt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

RE:	First National Community Bancorp, Inc.
Form l0-K for Fiscal Year Ended December 3l, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
File No. 000-53869

Dear Ms Ebbertt:

On behalf of First National Community Bancorp, Inc (the “Company”), I hereby advise you that the Company expects to file its response to your letter to Mr. Edward J. Lipkus III, dated October 1, 2010, on or about November 9, 2010. We will advise you when the response is filed or if there will be any significant delay.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber

cc (via email):	Lindsay Bryan McCord
Matt McNair